

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Andrew McBride
Chief Financial Officer
Gores Metropoulos, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

Re: Gores Metropoulos, Inc.
Form S-4
Exhibit No. 10.8
Filed September 14, 2020
File No. 333-248794

Dear Mr. McBride:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance